UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 7)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

INTERMUNE, INC.
(Name of Subject Company)

INTERMUNE, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45884X103
(CUSIP Number of Class of Securities)

Andrew K. W. Powell
Executive Vice President
General Counsel & Secretary
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005
(415) 466-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Faiza J. Saeed, Esq.
Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) and amended on September 5, 2014, September 12, 2014, September 19, 2014, September 22, 2014 and September 23, 2014 by InterMune, Inc., a Delaware corporation (“InterMune”, “we” or “us”).  The Schedule 14D-9 relates to the tender offer by Klee Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on August 29, 2014 and amended on September 12, 2014, September 22, 2014 and September 23, 2014, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of InterMune (the “Shares”) at a purchase price of $74.00 per Share, net to seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).  The expiration date of the Offer was at 12:00 midnight, New York City time, at the end of the day on Friday, September 26, 2014.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph of the section under the subheading “Litigation”:

“Expiration of the Offer

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on September 26, 2014 (the “Expiration Date”). Citibank, N.A. (the “Depositary”) has advised that, as of 12:00 midnight, New York City time, at the end of the day on September 26, 2014, 96,362,877 Shares had been validly tendered (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) and not properly withdrawn pursuant to the Offer, representing approximately 79.42% of the outstanding Shares on a fully diluted basis as of the Expiration Date.  In addition, Notices of Guaranteed Delivery had been delivered for 8,633,836 Shares, representing approximately 7.12% of the outstanding Shares on a fully diluted basis as of the Expiration Date. The number of Shares validly tendered (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition.

All conditions to the Offer having been satisfied or waived, on September 29, 2014, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Date, and payment of the Offer Price for such Shares will be made promptly.

Following expiration of the Offer and acceptance for payment of the Shares, Parent completed its acquisition of InterMune by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of InterMune in accordance with Section 251(h) of the DGCL.  At the Effective Time, Purchaser was merged with and into InterMune, with InterMune continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares held by InterMune or any of its subsidiaries, Parent, Purchaser, any other subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was cancelled and converted into the right to receive an amount in cash equal to the Offer Price, net to the seller in cash, without interest and less any required withholding taxes.  The Shares will no longer be listed on the NASDAQ Global Select Market.

On September 29, 2012, the Company and Roche Holding Ltd, the ultimate parent company of Parent, issued a joint media release relating to the expiration of the Offer and the anticipation of consummating the Merger.  The joint media release is attached as Exhibit (a)(5)(xvii) hereto, and is incorporated herein by reference.”

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Description

(a)(5)(xvii)
Joint Media Release issued by Roche Holding Ltd and InterMune, Inc. on September 29, 2014 (incorporated by reference to Exhibit (a)(5)(xxi) to Amendment No. 4 to the Tender Offer Statement on Schedule TO filed by Roche Holdings, Inc. and Klee Acquisition Corporation on September 29, 2014).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

INTERMUNE, INC.

	By:	/s/ Andrew K. W. Powell
Name: Andrew K. W. Powell
Title: Executive Vice President, General Counsel and Secretary
Dated: September 29, 2014